UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82- .

News Release

March 21, 2007

Merck Serono Confirms Previously Announced 2006 Figures

Geneva, Switzerland, March 21, 2007 — Merck Serono S.A. (virt-x: SEO and NYSE: SRA) announced today that the preliminary fourth quarter and full-year consolidated results for the period ended December 31, 2006, which were published on March 1, 2007, are confirmed.

The audited detailed consolidated financial statements are appended. They have been prepared on the basis of International Financial Reporting Standards. The accompanying notes to these 2006 full-year consolidated financial statements will be available upon the release of Merck Serono’s 2006 Annual Report by end April 2007.

Merck Serono 9 Chemin des Mines 1202 Geneva Switzerland www.merckserono.net	Corporate Media Relations Tel:+41 22 414 36 00 Media Relations, USA Tel :+1 781 681 23 40	Corporate Investor Relations Tel:+41 22 414 36 01 Investor Relations, USA Tel:+1 781 681 25 52

News Release

###

Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Merck Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Merck Serono S.A.

Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by about 35,000 employees (including Merck Serono) in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 70% interest and free shareholders own the remaining 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

Sales by therapeutic area

	Three Months Ended			Three Months Ended
	December 31, 2006			December 31, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	388.9	59.3%	13.9%	341.4	56.5%
Reproductive Health	167.5	25.6%	2.2%	163.9	27.1%
Growth & Metabolism	74.1	11.3%	3.7%	71.5	11.8%
Dermatology	21.2	3.2%	83.8%	11.6	1.9%
Others	3.8	0.6%	(76.4%)	16.2	2.7%

Total sales (US$ million)	$655.6	100%	8.5%	$604.5	100%

Sales by geographic region

	Three Months Ended			Three Months Ended
	December 31, 2006			December 31, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	297.2	45.3%	16.6%	254.8	42.2%
North America	232.7	35.5%	0.8%	230.8	38.2%
Latin America	36.1	5.5%	6.1%	34.0	5.6%
Others	89.6	13.7%	5.7%	84.8	14.0%

Total sales (US$ million)	$655.6	100%	8.5%	$604.5	100%

Sales by therapeutic area

	Twelve Months Ended			Twelve Months Ended
	December 31, 2006			December 31, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	1,460.8	58.5%	13.0%	1,292.6	55.3%
Reproductive Health	655.7	26.2%	(1.0%)	662.0	28.3%
Growth & Metabolism	281.7	11.3%	1.4%	278.0	11.9%
Dermatology	69.9	2.8%	109.4%	33.4	1.4%
Others	30.3	1.2%	(58.5%)	72.9	3.1%

Total sales (US$ million)	$2,498.4	100%	6.8%	$2,338.9	100%

Sales by geographic region

	Twelve Months Ended			Twelve Months Ended
	December 31, 2006			December 31, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	1118.0	44.8%	7.7%	1038.3	44.4%
North America	899.7	36.0%	6.1%	848.2	36.3%
Latin America	137.2	5.5%	7.9%	127.1	5.4%
Others	343.4	13.7%	5.6%	325.2	13.9%

Total sales (US$ million)	$2,498.4	100%	6.8%	$2,338.9	100%

TOP TEN PRODUCTS

		Three Months Ended			Three Months Ended
		December 31, 2006			December 31, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales
Rebif®	MS	388.4	59.2%	15.8%	335.3	55.5%
Gonal-f®	RH	131.9	20.1%	(1.2%)	133.5	22.1%
Saizen®	Growth	54.7	8.3%	0.8%	54.3	9.0%
Raptiva®	Dermatology	21.2	3.2%	83.8%	11.6	1.9%
Serostim®	Wasting	19.2	2.9%	12.5%	17.0	2.8%
Ovidrel®	RH	8.1	1.2%	25.1%	6.5	1.1%
Crinone®	RH	7.5	1.1%	11.7%	6.7	1.1%
Cetrotide®	RH	6.6	1.0%	(0.2%)	6.6	1.1%
Metrodin-HP®	RH	6.1	0.9%	45.0%	4.2	0.7%
Novantrone®	MS/Oncology	1.4	0.2%	(91.9%)	17.6	2.9%

		Twelve Months Ended			Twelve Months Ended
		December 31, 2006			December 31, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales
Rebif®	MS	1,451.7	58.1%	14.3%	1,269.8	54.3%
Gonal-f®	RH	533.2	21.3%	(2.5%)	547.0	23.4%
Saizen®	Growth	208.9	8.4%	1.2%	206.5	8.8%
Serostim®	Wasting	71.8	2.9%	2.0%	70.4	3.0%
Raptiva®	Dermatology	69.9	2.8%	109.4%	33.4	1.4%
Ovidrel®	RH	28.7	1.1%	20.6%	23.8	1.0%
Novantrone®	MS/Oncology	27.1	1.1%	(61.3%)	70.0	3.0%
Crinone®	RH	27.0	1.1%	10.3%	24.5	1.0%
Cetrotide®	RH	26.3	1.1%	3.8%	25.4	1.1%
Metrodin-HP®	RH	15.0	0.6%	0.0%	15.0	0.6%

* Therapeutic Areas

RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology	Dermatology	= Dermatology

Fourth Quarter Consolidated Income Statements (unaudited)

Three months December 31	2006 US$’000	% of Revenues	% change	2005 US$’000	% of Revenues
Revenues
Product sales	655,631		8.5%	604,479
Royalty and license income	83,603		27.8%	65,412
Total Revenues	739,234	100.0%	10.4%	669,891	100.0%
Operating Expenses
Cost of product sales	(84,938)			(67,017)
% of Sales	13.0%			11.1%
Selling, general and administrative	(282,982)	38.3%	26.4%	(223,853)	33.4%
Research and development	(165,898)	22.4%	14.7%	(144,645)	21.6%
Other operating expense, net	(71,436)	9.7%	1.8%	(70,164)	10.5%
Total Operating Expenses	(605,254)	81.9%	19.7%	(505,679)	75.5%
Operating Income	133,980	18.1%	(18.4%)	164,212	24.5%
Financial income	28,365			18,673
Financial expense	(25,328)			(15,462)
Foreign currency gain/ (loss), net	1,043			(2)
Share of (loss) / profit of associates	(710)			(631)
Income Before Taxes	137,350	18.6%	(17.7%)	166,790	24.9%
Taxes	58,319			(22,603)
Net Income	195,669	26.5%	35.7%	144,187	21.5%
Attributable to:
Minority interest	(20)			44
Equity holders of Serono S.A.	195,689	26.5%	35.8%	144,143	21.5%

Three months December 31		% change
Basic Earnings per Share
— Bearer shares	13.15	33.1%	9.88
— Registered shares	5.26	33.1%	3.95
— American depositary shares	0.33	33.6%	0.25
Diluted Earnings per Share
— Bearer shares	12.95	32.2%	9.80
— Registered shares	5.18	32.2%	3.92
— American depositary shares	0.32	30.7%	0.24

Quarterly Basic Earnings per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the net income attributable to bearer equity holders of Merck Serono S.A., $137.8 million for the three months ended December 31, 2006 (December 31, 2005: $100.6 million), by the weighted average number of shares outstanding during the period presented. This is 10,479,549 bearer shares (2005: 10,180,929) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,884,765 (December 31, 2005: 14,586,145) for the three months ended December 31, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings per bearer share.

For quarterly Diluted Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the three months ended December 31, 2006 was 10,994,697 (December 31, 2005: 10,656,766).

Consolidated Income Statements

Twelve months ended December 31	2006 US$’000	% of Revenues	% change	2005 US$’000	% of Revenues
Revenues
Product sales	2,498,368		6.8%	2,338,850
Royalty and license income	306,563		23.9%	247,501
Total Revenues	2,804,931	100.0%	8.5%	2,586,351	100.0%
Operating Expenses
Cost of product sales	(297,955)			(265,879)
% of Sales	11.9%			11.4%
Selling, general and administrative	(954,290)	34.0%	10.7%	(862,276)	33.3%
Research and development	(560,492)	20.0%	(5.6%)	(593,567)	22.9%
Other operating expense, net	(255,629)	9.1%	(74.2%)	(990,799)	38.3%
Total Operating Expenses	(2,068,366)	73.7%	(23.7%)	(2,712,521)	104.9%
Operating Income / (Loss)	736,565	26.3%	683.8%	(126,170)	(4.9%)
Financial income	93,952			91,739
Financial expense	(57,473)			(41,919)
Foreign currency (loss) / gain, net	(5,104)			4,529
Share of (loss) / profit of associates	(1,327)			(579)
Income / (Loss) Before Taxes	766,613	27.3%	1158.9%	(72,400)	(2.8%)
Taxes	(31,036)			(32,892)
Net Income / (Loss)	735,577	26.2%	798.6%	(105,292)	(4.1%)
Attributable to:
Minority interest	156			822
Equity holders of Serono S.A.	735,421	26.2%	793.0%	(106,114)	(4.1%)

Twelve months ended December 31	2006 US$	% change	2005 US$
Basic Earnings / (Loss) per Share
— Bearer shares	50.01	786.7%	(7.28)
— Registered shares	20.00	786.6%	(2.91)
— American depositary shares	1.25	786.6%	(0.18)
Diluted Earnings / (Loss) per Share
— Bearer shares	49.86	784.7%	(7.28)
— Registered shares	19.94	784.5%	(2.91)
— American depositary shares	1.25	786.6%	(0.18)

Basic Earnings / (Loss) per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income / (Loss) attributable to bearer equity holders of Merck Serono S.A., $515.1 million for the twelve months ended December 31, 2006 (December 31, 2005: net loss of ($74.0) million), by the weighted average number of shares outstanding during the period presented, being 10,300,847 bearer shares (2005: 10,166,057) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,706,063 (December 31, 2005: 14,571,273) for the twelve months ended December 31, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings / (Loss) per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings / (Loss) per bearer share.

For Diluted Earnings / (Loss) per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the twelve months ended December 31 2006 was 10,344,731. The effect of the  convertible bond was excluded from the calculation of Diluted Earnings / (Loss) per Share for the twelve months ended December 31, 2006 and 2005 as they were anti-dilutive. The effect of outstanding stock options was excluded from the calculation of Diluted Loss per Share for the twelve months ended December 31, 2005 as they were anti-dilutive.

The consolidated income statements have been extracted from the audited consolidated financial statements

Consolidated Balance Sheets

As of	December 31, 2006 US$’000	December 31, 2005 US$’000
Assets
Current Assets
Cash and cash equivalents	1,734,947	358,853
Short-term available-for-sale financial assets	351,150	565,545
Trade accounts receivable	439,538	402,358
Inventories	254,907	248,476
Prepaid expenses and other current assets	788,328	199,189
Total Current Assets	3,568,870	1,774,421

Non-Current Assets
Tangible fixed assets	873,533	746,430
Intangible assets	317,315	341,382
Deferred tax assets	298,186	224,779
Investments in associates	4,546	5,446
Long-term available-for-sale financial assets	470,341	736,543
Other long-term assets	68,589	92,234
Total Non-Current Assets	2,032,510	2,146,814
Total Assets	5,601,380	3,921,235

Liabilities
Current Liabilities
Trade and other payables	421,872	343,525
Short-term financial debts	776,705	28,604
Income taxes	109,554	97,797
Deferred income - current	18,861	34,111
Provisions - current	38,257	29,291
Other current liabilities	131,642	183,396
Total Current Liabilities	1,496,891	716,724

Non-Current Liabilities
Long-term financial debts	27,951	635,039
Deferred tax liabilities	5,638	18,316
Deferred income - non-current	120,272	123,142
Provisions - non-current	152,955	108,607
Other long-term liabilities	113,840	148,465
Total Non-Current Liabilities	420,656	1,033,569
Total Liabilities	1,917,547	1,750,293

Shareholders’ Equity
Share capital	237,059	235,555
Share premium	817,747	500,605
Treasury shares	0	(372,724)
Retained earnings	2,422,264	1,803,929
Fair value and other reserves	149,483	14,654
Cumulative foreign currency translation adjustments	56,336	(11,988)
Total Shareholders’ Equity attributable to equity holders of Serono S.A.	3,682,889	2,170,031
Minority Interests	944	911
Total Shareholders’ Equity	3,683,833	2,170,942

Total Liabilities and Shareholders’ Equity	5,601,380	3,921,235

The consolidated balance sheets have been extracted from the audited consolidated financial statements

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total Share- holders’ Equity attributable to equity holders of Serono S.A.	Minority interests	Total Share- holders’ Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2005 as restated	254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776
Fair value adjustments on available-for-sale investments taken to equity	—	—	—	—	(22,380)	—	(22,380)	—	(22,380)
Gain on sale of available-for-sale investments transferred to income statement	—	—	—	—	(32,060)	—	(32,060)	—	(32,060)
Impairment of available-for-sale investments transferred to income statement	—	—	—	—	17,973	—	17,973	—	17,973
Fair value adjustments on cash flow hedge taken to equity	—	—	—	—	(5,708)	—	(5,708)	—	(5,708)
Foreign currency translation effect	—	—	—	—	—	(79,236)	(79,236)	(87)	(79,323)
Net (loss) / income recognized directly in equity	—	—	—	—	(42,175)	(79,236)	(121,411)	(87)	(121,498)
Net (loss) / income	—	—	—	(106,114)	—	—	(106,114)	822	(105,292)
Total recognized income and expense	—	—	—	(106,114)	(42,175)	(79,236)	(227,525)	735	(226,790)
Issue of share capital	1,136	31,316	3,426	—	—	—	35,878	—	35,878
Issue of call options on Serono shares	—	262	—	—	—	—	262	—	262
Share-based compensation	—	21,365	—	—	—	—	21,365	—	21,365
Cancelation of treasury shares	(20,001)	(591,338)	611,339	—	—	—	—	—	—
Dividend - bearer shares	—	—	—	(76,992)	—	—	(76,992)	—	(76,992)
Dividend - registered shares	—	—	—	(33,390)	—	—	(33,390)	—	(33,390)
Purchase of minorities	—	—	—	—	—	—	—	(3,167)	(3,167)
Balance as of December 31, 2005	235,555	500,605	(372,724)	1,803,929	14,654	(11,988)	2,170,031	911	2,170,942

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total Share- holders’ Equity attributable to equity holders of Serono S.A.	Minority interests	Total Share- holders’ Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2006	235,555	500,605	(372,724)	1,803,929	14,654	(11,988)	2,170,031	911	2,170,942
Fair value adjustments on available-for-sale investments taken to equity	—	—	—	—	122,927	—	122,927	—	122,927
Gain on sale of available-for-sale investments transferred to income statement	—	—	—	—	(8,582)	—	(8,582)	—	(8,582)1,057
Impairment of available-for-sale investments transferred to income statement	—	—	—	—	1,057	—	1,057	—	—
Fair value adjustments on cash flow hedge taken to equity	—	—	—	—	1,259	—	1,259	—	1,259
Fair value loss on interest rate swaps transferred to income statement	—	—	—	—	18,166	—	18,166	—	18,166
Serono share of equity recognized by associated companies	—	—	—	—	2	—	2	—	2
Foreign currency translation effect	—	—	—	—	—	68,324	68,324	—	68,324
Net income recognized directly in equity	—	—	—	—	134,829	68,324	203,153	—	203,153
Net income	—	—	—	735,421	—	—	735,421	156	735,577
Total recognized income and expense	—	—	—	735,421	134,829	68,324	938,574	156	938,730
Issue of share capital	1,504	43,133	2,803	—	—	—	47,440	—	47,440
Share-based compensation	—	76,362	—	—	—	—	76,362	—	76,362
Sale of treasury shares	—	197,647	369,921	—	—	—	567,568	—	567,568
Dividend - bearer shares	—	—	—	(35,224)	—	—	(35,224)	—	(35,224)
Dividend - registered shares	—	—	—	(81,862)	—	—	(81,862)	—	(81,862)
Purchase of minorities	—	—	—	—	—	—	—	(123)	(123)
Balance as of December 31, 2006	237,059	817,747	—	2,422,264	149,483	56,336	3,682,889	944	3,683,833

The consolidated statements of changes in Equity have been extracted from the audited consolidated financial statements

Consolidated Statements of Cash Flows

Twelve months ended December 31	2006 US$’000	2005 US$’000
Net Income / (Loss)	735,577	(105,292)
Reversal of non-cash items
Taxes	31,036	32,892
Depreciation and amortization	126,468	136,859
Interest income	(84,229)	(59,632)
Interest expense	29,491	16,875
Unrealized foreign currency exchange results	(3,740)	1,136
Share of loss / (profit) of associates	1,327	579
Share based compensation expense	57,445	32,476
Other non-cash items	70,013	(13,109)
Operating Cash Flows Before Working Capital Changes	963,388	42,784
Working capital changes
Trade and other payables, other current liabilities and deferred income	(1,704)	(86,357)
Trade accounts receivable and other receivables	4,749	18,393
Inventories	25,439	13,573
Prepaid expenses and other current assets	6,606	6,502
Taxes paid	(108,670)	(121,384)
Net Cash Flows From / (Used For) Operating Activities	889,808	(126,489)
Proceeds from disposal of subsidiaries, net of cash disposed of	—	5,034
Purchase of tangible fixed assets	(153,928)	(139,430)
Proceeds from disposal of tangible fixed assets	23,610	2,685
Purchase of intangible assets	(45,792)	(100,130)
Proceeds from disposal of intangibles	33,400	—
Purchase of available-for-sale financial assets	(1,026)	(490,400)
Proceeds from sale of available-for-sale financial assets	594,326	850,257
Purchase of investments in associates	—	(6,006)
Proceeds from sale of investments in associates	—	642
Interest received	92,589	105,192
Net Cash Flows From Investing Activities	543,179	227,844
Proceeds from issue of Serono shares	11,218	11,055
Proceeds from exercise of options on Serono shares	30,543	17,846
Proceeds from issue of call options on Serono shares	—	262
Proceeds from issue of financial debts	58,450	79,145
Repayments of financial debt	(7,722)	(4,720)
Other non-current liabilities	(9,346)	(5,842)
Interest paid	(6,467)	(4,120)
Dividends paid	(117,086)	(110,382)
Settlement of delayed interest rate swap	(18,224)	—
Net Cash Flows Used For Financing Activities	(58,634)	(16,756)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,741	(1,725)
Net Increase in Cash and Cash Equivalents	1,376,094	82,874
Cash and Cash Equivalents at the Beginning of Period	358,853	275,979
Cash and Cash Equivalents at the End of Period	1,734,947	358,853

The consolidated statements of cash flows have been extracted from the audited consolidated financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date	March 21, 2007	By:	/s/ Francois Naef
		Name:	Francois Naef
		Title:	Chief Administrative Officer